October 23, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (201) 258-8430</u>

Mr. Jeff Smith
Vice President and Chief Financial Officer
PDI, Inc.
Saddle River Executive Center
1 Route 17 South
Saddle River, NJ 07458

Re: **PDI, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 17, 2006
        Response letter dated September 15, 2006 and October 12, 2006
        File No. 0-24249

Dear Mr. Smith:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant